Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented.

	Three Months Ended

	March 31, 2003	March 31, 2002

	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes and equity in losses of affiliate	$7,232	$19,508
Interest and other debt expense	18,789	16,496
Interest portion of rental expense	195	139

Earnings before fixed charges	$26,216	$36,143

Fixed charges:
Interest and other debt expense	$18,789	$16,496
Interest portion of rental expense	195	139
Capitalized interest	575	212

Total fixed charges	$19,559	$16,847

Ratio of earnings to fixed charges	1.34	2.15